UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2026

MASTERWORKS VAULT 5, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12352

Delaware	93-3951950
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1 WORLD TRADE CENTER, 57TH FLOOR, NEW YORK, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 350 Class A Ordinary Shares, Series 350 Class A Ordinary Shares, Series 351 Class A Ordinary Shares, Series 353 Class A Ordinary Shares, Series 354 Class A Ordinary Shares, Series 357 Class A Ordinary Shares, Series 359 Class A Ordinary Shares, Series 396 Class A Ordinary Shares, Series 430 Class A Ordinary Shares, Series 438 Class A Ordinary Shares, Series 439 Class A Ordinary Shares, Series 441 Class A Ordinary Shares, Series 443 Class A Ordinary Shares, Series 444 Class A Ordinary Shares, Series 445 Class A Ordinary Shares, Series 449 Class A Ordinary Shares, Series 452 Class A Ordinary Shares, Series 456 Class A Ordinary Shares, Series 465 Class A Ordinary Shares, Series 475 Class A Ordinary Shares, Series 476 Class A Ordinary Shares, Series 478 Class A Ordinary Shares, Series 479 Class A Ordinary Shares, Series 481 Class A Ordinary Shares, Series 483 Class A Ordinary Shares, Series 485 Class A Ordinary Shares, Series 491 Class A Ordinary Shares, Series 501 Class A Ordinary Shares, Series 507 Class A Ordinary Shares, Series 525 Class A Ordinary Shares, Series 533 Class A Ordinary Shares, Series 534 Class A Ordinary Shares, Series 537 Class A Ordinary Shares, Series 541 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks Vault 5, LLC, a Delaware series limited liability company and, as the context requires, the series of the Company and the segregated portfolios of Masterworks Cayman, SPC that holds title to the Artwork of each series, individually or collectively. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our unaudited Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

Overview

We are a Delaware series limited liability company formed on October 10, 2023 to facilitate investment in distinct artworks (each, an “Artwork” and collectively, the “Artworks”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended (each an “Offering” and, collectively, “Offerings”). The Class A shares of each series represent ordinary membership interests in such series (“Class A shares”) and an investment solely in a particular series and, thus, indirectly in the Artwork beneficially owned by that series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

On or about February 22, 2024, the Company commenced accepting subscriptions for one or more Offerings. As of June 30, 2026, aggregate subscriptions of $44,166,080 had been accepted by the Company and closed upon, resulting in the issuance of an aggregate of 2,208,304 Class A ordinary shares of various series at $20.00 per share. All of the proceeds from each Offering are used to pay, directly or indirectly, for the acquisition of Artwork, and to pay an expense allocation to Masterworks.

2

During all relevant times following the initial closing of each Offering, each series holds title to the specific Artwork that it acquires in a segregated portfolio of Masterworks Cayman, SPC, or “Masterworks Cayman”, a Cayman Islands segregated portfolio company. A segregated portfolio company registered under the Cayman Islands Companies Law is a single entity which may establish internal segregated portfolios. Each series owns 100% of the ordinary share capital of the applicable segregated portfolio, and such segregated portfolio will be treated as a subsidiary of the applicable series for financial reporting purposes. As of June 30, 2026, no series of the Company or any segregated portfolio of Masterworks Cayman beneficially owns any material assets other than cash and/or the single Artwork associated with such series or has any indebtedness or commercial obligations following the final closing of such series offering other than obligations arising pursuant to a management services agreement with Masterworks and potential contractual obligations associated with an eventual sale of the Artwork of a series.

Pursuant to a management services agreement by and between the Company, on behalf of each applicable series, Masterworks Cayman, on behalf of each applicable segregated portfolio, and the Administrator (the “Services Agreement”), Masterworks manages all of our administrative services and funds all ordinary and necessary costs and expenses to maintain the Artwork of each series in exchange for preferred equity interests in each segregated portfolio of Masterworks Cayman (“SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman outstanding, per annum. The SPC Preferred share issuances are made quarterly in arrears and there is no overall limit to the number of SPC Preferred shares that may be issued to Masterworks. Masterworks will be entitled to receive $20.00 per SPC Preferred share in preference to distributions to holders of Class A shares. Each series of the Company or segregated portfolio of Masterworks Cayman, as applicable, will remain obligated to reimburse the Administrator for any extraordinary or non-routine costs, payments and expenses, if any, in cash from the proceeds of a sale of the Artwork of such series, and Masterworks may also charge additional transactional fees upon a private sale of Artwork in certain circumstances.

In addition, a one-time expense allocation payment to Masterworks by each series from the proceeds of a series offering is intended to be reasonable compensation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No such charges or expenses are otherwise invoiced to the Company.

Other than activities related to each series offering and the acquisition and maintenance of the Artworks, we have not conducted any other business activities or operations. Our strategy is to display, promote and market the Artwork of each series in a manner designed to enhance its provenance and increase its exposure and its value.

We do not expect to generate any material amount of revenues or cash flow unless and until we sell the Artwork of a series. We are totally reliant on Masterworks to maintain the Artwork and administer our business. Although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the Services Agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods.

Operating Results

Our operating results for any particular series for any fiscal period following the closing date on which the applicable series offering is fully subscribed will only reflect the management services fee, which includes all ordinary and necessary operating expenses, and any extraordinary or non-recurring items for which we are responsible. Accordingly, differences in operating results from one fiscal period to the next are primarily attributable to the timing of the acquisition and disposition of the Artwork of a series. Operating results for a particular series for any fiscal period may also be affected by changes in the fair value of the Artwork of such series, since the services fee payable to Masterworks in the form of SPC Preferred shares is recognized at the time the SPC Preferred shares are issued, measured using the net asset value of the applicable segregated portfolio effective as of the quarter-end for which the fee is due and payable.

During the periods presented in the unaudited Consolidated Financial Statements included in this Report, neither the Company nor any series was responsible for any extraordinary or non-recurring expenses.

During the six months ended June 30, 2026, Series 507 sold its Artwork, Kurt (1995) by Elizabeth Peyton, on February 25, 2026 for gross proceeds of $1,500,000 and recognized a gain of $334,000, which is included in Gain on Sale of Artwork in the accompanying Consolidated Statement of Operations. That series is in liquidation; the distribution of the net proceeds to the holders of its Class A ordinary shares is described in the notes to the Consolidated Financial Statements.

3

Contingent Liabilities

Neither the Company nor any series had any contingent liabilities as of June 30, 2026.

Income Taxes

The Company is treated as a single partnership for U.S. federal income tax purposes and files one partnership return covering all of its series. The series are not separate taxpayers and do not file separately.

Because the economic arrangement differs from series to series, the partnership uses special allocations to attribute the income, gain, loss and deduction of each series to the members of that series. Each member is allocated its pro rata share of the results of the series in which it holds shares, after giving effect to the distribution waterfall of that series, including the entitlements of the Class B shares and of any Class A preferred shares. The allocations are made so that each member’s share of taxable income or loss follows the economic arrangement set out in the operating agreement.

As a partnership, the Company generally is not subject to U.S. federal income tax. Each member that is subject to U.S. tax takes into account its allocated share, whether or not distributed, and reports it on its own return. Taxable income or loss allocated to a member may differ significantly from the income or loss reported for that series in these financial statements. Accordingly, no provision for income taxes is reflected in these financial statements.

Liquidity and Capital Resources of the Administrator

We do not maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our Company and the business of each series in accordance with the Services Agreement. The table below summarizes selected unaudited balance sheet information of the Administrator as of June 30, 2026 and as of December 31, 2025, respectively:

	June 30, 2026	December 31, 2025
Assets
Cash, cash equivalents and restricted cash	$1,744,208	$3,507,005
Receivables	5,059,806	11,463
Prepaid expenses and other current assets	804,975	804,795
Total current assets	7,608,989	4,323,263
Investments in securities from affiliates	19,649,229	25,425,229
Property and equipment, net	267,696	364,415
Other assets	2,478,357	3,104,237
Total assets	$30,004,271	$33,217,144
Liabilities
Other current liabilities	$1,109,370	$1,124,383
Current portion of operating lease liability	1,255,003	1,227,927
Total current liabilities	2,364,373	2,352,310
Operating lease liability, net of current portion	539,292	1,173,636
Total liabilities	2,903,665	3,525,946
Member’s Equity	$27,100,606	$29,691,198
Total Member’s equity	$27,100,606	$29,691,198

We believe the Administrator has sufficient sources of current and future liquidity to satisfy its obligations under the Services Agreement for the foreseeable future. We do not believe the Company will need to raise any additional funds through the issuance and sale of securities for any series that has completed an offering in the foreseeable future, excluding management fee shares, and we are not permitted to do so under our operating agreement without prior approval of holders of the Class A ordinary shares of such series.

Masterworks, including the Administrator, has experienced considerable growth since inception in 2017, which has been funded primarily through borrowings from Scott W. Lynn, the Founder of Masterworks, equity contributions of approximately $110 million from private investors in October 2021. Masterworks earns the vast majority of its management fees and obtains profits interests in the form of equity interests in issuers sponsored on the Masterworks Platform and periodically sells these equity interests for cash consideration. Typically, preferred equity interests earned are converted to ordinary equity interests prior to sale. Masterworks has generated operating losses and negative cash flows from operations since 2022.

4

The Administrator earns fees in the form of SPC Preferred shares. Once earned the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1, which effectively results in dilution of other Class A shareholders of 1.5% per annum. The direct incremental costs incurred by the Administrator to satisfy its obligations under the Services Agreement are expected to be less than its revenues.

The Administrator has covenanted in the Services Agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the Services Agreement to fund the Company’s and each series operations until the sale of the Artwork of each series. The costs incurred by the Administrator to satisfy its obligations under the Services Agreement and similar agreements for other issuers are expected to be less than its cash inflows, though such cash inflows may be insufficient to fund the Administrator’s operations and growth initiatives. Masterworks intends to fund its ongoing operations and future growth through the sale of management fee shares, together with other revenues generated by Masterworks, and may seek additional sources of third-party financing.

The Administrator conducts other business activities, including the management of other entities similar to the Company and expects that the Administrator’s cash inflows will consistently exceed its costs in future fiscal periods. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, we intend to own the Artwork of each series for an indefinite period, although we will evaluate any reasonable third party offers to acquire the Artwork of a series following the offering conducted by the series. Sales of Artwork by Masterworks affiliates, including the Company, have been slower than anticipated due primarily to weak macro conditions in the art market during recent fiscal periods.

Recent Developments in the Art Market

The global art market entered a recovery cycle in 2025 following a prolonged downturn, and that recovery extended through the first half of 2026. At the three major auction houses, Christie’s, Sotheby’s and Phillips, combined fine art auction sales rose 14.7% to $7.04 billion in 2025, and rose 81.9% year-over-year to $5.22 billion in the first half of 2026, the strongest first-half result since 2022. This followed a significant contraction in 2024, when fine art auction sales at the three houses declined 26.0% to $6.14 billion. While the global art market is large, its exact size is unknown and statistical data is inconsistent, and the auction figures in this section cover only the three houses named above.

Single-owner collections appear to have been a large driver of the recovery. They accounted for $2.17 billion of sales in the first half of 2026, or roughly 32% of total auction value across all collectible categories at the three houses. New York contributed $1.41 billion of that, up from approximately $525 million a year earlier, and London $568 million. Two collections accounted for 45% of that total: Christie’s Masterpieces: The Private Collection of S.I. Newhouse, which realized $630.8 million, and Sotheby’s Masterpieces from the Lewis Collection, at $346.5 million in London in June. Fine art sales for the period were up 82.6% at Christie’s, 87.2% at Sotheby’s, and 37.7% at Phillips.

Impressionist and Modern art has led the recovery in both periods, rising 31.4% in 2025 and a further 133.4% in the first half of 2026 to $2.31 billion. Much of that increase came from a small number of works, including Gustav Klimt’s Bildnis Elisabeth Lederer, which sold for $236.4 million. The number of lots sold in the category fell by a third in 2025 even as its value rose. Post-War and Contemporary art, the category most relevant to the Company’s portfolio, was more subdued in 2025, easing 2.6% to $2.84 billion, though it remained the largest fine art category at auction in that year. It recovered in the first half of 2026, rising 56.9% to $1.92 billion, although Impressionist and Modern art was the larger category in that period.

The market for works by women artists strengthened in the first quarter of 2026. Auction sales of works by women artists at the three major houses totaled $105.5 million in that quarter, an increase of 58.7% year-over-year and the first opening quarter above $100 million since at least 2018. This followed a weaker 2025, in which sales by women artists declined 6.7% to approximately $502 million. The highest price paid for a work by a woman artist in 2025 was $54.7 million, for Frida Kahlo’s El sueño (La cama) at Sotheby’s New York in November. Women artists accounted for approximately 20% of artists selling at auction in 2025.

Based on a repeat-sales index of historical art market prices computed on a value-weighted basis and focused on the Post-War & Contemporary Art category, as developed by Masterworks, the Post-War & Contemporary Art category has exhibited price appreciation at an estimated annualized rate of 10.07% from 1995 to 2026, versus 10.53% for the S&P 500 Index on a total return basis, with a correlation factor of 0.01 on quarterly returns. Art market transaction volume has also shown resilience through periods of financial stress, such as 2001-2, 2008-9 and 2020. We believe these characteristics present the investment case for art as a possible risk diversifier.

Looking ahead through the balance of 2026, indicators of market participation have continued to improve. The sell-through rate across the three houses reached 91.3% in the first half of 2026, surpassing 90% for the first time in a first-half auction season, with 131 white-glove sales. Lots sold rose 4.6% to 54,869.

We expect the autumn 2026 auction season to be an important test of the durability of the current cycle. Market participants do not uniformly expect the first half’s pace to continue: a majority of market experts surveyed by ArtTactic in March 2026 anticipated that the auction market would consolidate around current levels over the coming months rather than sustain first-half growth rates.

Geopolitical and economic uncertainty, together with the effects of cross-border trade policy, remain risks to demand. Some categories of art have retained a special status under current trade regulations, which has left the market relatively insulated from direct tariff costs, but policy volatility has increased the administrative burden and cost of cross-border transactions and has weighed on buyer and seller confidence. In a survey conducted at the end of 2025, 80% of mid-tier auction houses reported that tariffs and cross-border trade barriers had negatively affected their business during the year; none reported a positive effect.

Through the first half of 2026, art market transaction volumes and sell-through rates have improved relative to prior periods, which has increased near-term opportunities for artwork sales by us and, by extension, capital formation for new Masterworks offerings. The Company completed the sale of the Artwork of one or more series during the six months ended June 30, 2026, as described above under Operating Results, and has made or commenced corresponding distributions to the holders of Class A ordinary shares of those series. We expect market conditions to continue to support exit opportunities through the balance of 2026. The Company continues to exercise flexibility in timing sales based on market conditions, and intends to hold the Artwork of each series for an indefinite period while evaluating reasonable third-party offers. For the Administrator, increased realized sales have increased cash flows from profit participation, while management fee accruals continue as designed. We are not otherwise aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations.

Commitments from Affiliates to Fund Operations

We have a written agreement with the Administrator to fund our operations and costs to maintain the Artwork of each series until we sell the Artwork or the earlier termination of the Services Agreement.

Masterworks, LLC, the parent of the Administrator, is party to a revolving senior secured promissory note with Lynn Family Trust 001, an entity affiliated with Scott W. Lynn, the Company’s Chief Executive Officer and Chief Financial Officer. The note provides for borrowings of up to $7,000,000. No amount was outstanding as of the date of this Report. The facility remains available to be drawn through the end of its term on June 17, 2027. The Company is not a borrower under, and has no obligation in respect of, the note.

Item 2. Other Information

None.

5

Item 3. Consolidated Financial Statements

MASTERWORKS Vault 5, LLC

Consolidated Financial Statements

As of June 30, 2026 and December 31, 2025 and

For the Periods January 1, 2026 Through June 30, 2026

and January 1, 2025 Through June 30, 2025

F-1

MASTERWORKS VAULT 5, LLC

Consolidated Balance Sheet

As of June 30, 2026

	Series 350	Series 351	Series 353	Series 354	Series 357	Series 359	Series 396	Series 430	Series 438	Series 439	Series 441
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	$120	$120	$2,062	$120	$120	$551	$120	$120	$120	$120
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	120	120	2,062	120	120	551	120	120	120	120
Artwork	278,000	588,000	8,325,000	2,442,000	389,000	699,000	1,221,000	3,330,000	666,000	1,221,000	888,000
Total Assets	$278,120	$588,120	$8,325,120	$2,444,062	$389,120	$699,120	$1,221,551	$3,330,120	$666,120	$1,221,120	$888,120

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$2,000	$-	$-	$(10)	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	9,732	-	-	25,511	-	-	4,100	-
Total Current Liabilities	-	-	-	11,732	-	-	25,501	-	-	4,100	-
Total Liabilities	-	-	-	11,732	-	-	25,501	-	-	4,100	-

Members’ Equity:
Total Members’ Equity	278,120	588,120	8,325,120	2,432,330	389,120	699,120	1,196,050	3,330,120	666,120	1,217,020	888,120
Noncontrolling interests in consolidated subsidiary	8,357	17,780	181,940	23,860	11,006	21,838	7,260	83,920	22,561	17,422	20,860
Members’ Equity	269,763	570,340	8,143,180	2,408,470	378,114	677,282	1,188,790	3,246,200	643,559	1,199,598	867,260

Total Liabilities And Members’ Equity	$278,120	$588,120	$8,325,120	$2,444,062	$389,120	$699,120	$1,221,551	$3,330,120	$666,120	$1,221,120	$888,120

F-2

Consolidated Balance Sheet

As of June 30, 2026

	Series 443	Series 444	Series 445	Series 449	Series 452	Series 456	Series 465	Series 475	Series 476	Series 478	Series 479
ASSETS
Current Assets:
Cash and Cash Equivalents	$25,652	$120	$120	$120	$120	$110	$2,110	$110	$76,750	$110	$6,010
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	25,652	120	120	120	120	110	2,110	110	76,750	110	6,010
Artwork	-	572,000	433,000	1,610,000	333,000	369,000	1,221,000	5,550,000	9,435,000	143,000	918,000
Total Assets	$25,652	$572,120	$433,120	$1,610,120	$333,120	$369,110	$1,223,110	$5,550,110	$9,511,750	$143,110	$924,010

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$1,106	$-	$-	$-	$-	$-	$2,000	$-	$76,640	$-	$5,900
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	172,180	1,000,000	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	(172,180)	2,786,580	-	14,060
Total Current Liabilities	1,106	-	-	-	-	-	2,000	-	3,863,220	-	19,960
Total Liabilities	1,106	-	-	-	-	-	2,000	-	3,863,220	-	19,960

Members’ Equity:
Total Members’ Equity	24,545	572,120	433,120	1,610,120	333,120	369,110	1,221,110	5,550,110	5,648,530	143,110	904,050
Noncontrolling interests in consolidated subsidiary	-	12,600	11,960	42,500	7,863	7,900	23,244	70,631	-	2,360	6,580
Members’ Equity	24,545	559,520	421,160	1,567,620	325,257	361,210	1,197,866	5,479,479	5,648,530	140,750	897,470

Total Liabilities And Members’ Equity	$25,652	$572,120	$433,120	$1,610,120	$333,120	$369,110	$1,223,110	$5,550,110	$9,511,750	$143,110	$924,010

F-3

Consolidated Balance Sheet

As of June 30, 2026

	Series 481	Series 483	Series 485	Series 491	Series 501	Series 507	Series 525	Series 533	Series 534	Series 537	Series 541	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$110	$110	$110	$21,000	$3,370	$31,617	$1,500	$348,900	$770,640	$4,640	$-	$1,297,023
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	110	110	110	21,000	3,370	31,617	1,500	348,900	770,640	4,640	-	1,297,023
Artwork	171,000	472,000	924,000	4,221,000	982,000	-	424,000	-	-	218,000	-	48,043,000
Total Assets	$171,110	$472,110	$924,110	$4,242,000	$985,370	$31,617	$425,500	$348,900	$770,640	$222,640	$-	$49,340,023

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$20,900	$5,260	$-	$1,500	$348,900	$770,640	$4,640	$-	$1,239,478
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-	1,172,180
Other amounts due to affiliates	-	-	500	1,563,040	28,700	-	7,760	-	-	112,300	-	4,380,103
Total Current Liabilities	-	-	500	1,583,940	33,960	-	9,260	348,900	770,640	116,940	-	6,791,761
Total Liabilities	-	-	500	1,583,940	33,960	-	9,260	348,900	770,640	116,940	-	6,791,761

Members’ Equity:
Total Members’ Equity	171,110	472,110	923,610	2,658,060	951,410	31,617	416,240	-	-	105,700	-	42,548,262
Noncontrolling interests in consolidated subsidiary	2,880	5,380	12,800	-	3,580	-	1,040	-	-	-	-	628,122
Members’ Equity	168,230	466,730	910,810	2,658,060	947,830	31,617	415,200	-	-	105,700	-	41,920,140

Total Liabilities And Members’ Equity	$171,110	$472,110	$924,110	$4,242,000	$985,370	$31,617	$425,500	$348,900	$770,640	$222,640	$-	$49,340,023

F-4

Consolidated Balance Sheet

As of December 31, 2025

	Series 350	Series 351	Series 353	Series 354	Series 357	Series 359	Series 396	Series 430	Series 438	Series 439	Series 441
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	$120	$120	$6,562	$120	$120	$551	$120	$120	$120	$120
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	120	120	6,562	120	120	551	120	120	120	120
Artwork	278,000	588,000	8,325,000	2,442,000	389,000	699,000	1,221,000	3,330,000	666,000	1,221,000	888,000
Total Assets	$278,120	$588,120	$8,325,120	$2,448,562	$389,120	$699,120	$1,221,551	$3,330,120	$666,120	$1,221,120	$888,120

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$6,500	$-	$-	$(10)	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	67,472	-	-	112,291	-	-	7,100	-
Total Current Liabilities	-	-	-	73,972	-	-	112,281	-	-	7,100	-
Total Liabilities	-	-	-	73,972	-	-	112,281	-	-	7,100	-

Members’ Equity:
Total Members’ Equity	278,120	588,120	8,325,120	2,374,590	389,120	699,120	1,109,270	3,330,120	666,120	1,214,020	888,120
Noncontrolling interests in consolidated subsidiary	6,115	13,400	146,080	5,500	8,082	16,171	-	75,780	16,908	7,960	14,140
Members’ Equity	272,005	574,720	8,179,040	2,369,090	381,038	682,949	1,109,270	3,254,340	649,212	1,206,060	873,980

Total Liabilities And Members’ Equity	$278,120	$588,120	$8,325,120	$2,448,562	$389,120	$699,120	$1,221,551	$3,330,120	$666,120	$1,221,120	$888,120

F-5

Consolidated Balance Sheet

As of December 31, 2025

	Series 443	Series 444	Series 445	Series 449	Series 452	Series 456	Series 465	Series 475	Series 476	Series 478	Series 479
ASSETS
Current Assets:
Cash and Cash Equivalents	$(1,422)	$120	$120	$120	$120	$110	$2,110	$110	$39,310	$110	$830
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	(1,422)	120	120	120	120	110	2,110	110	39,310	110	830
Artwork	-	572,000	433,000	1,610,000	333,000	369,000	1,221,000	5,550,000	9,435,000	143,000	918,000
Total Assets	$(1,422)	$572,120	$433,120	$1,610,120	$333,120	$369,110	$1,223,110	$5,550,110	$9,474,310	$143,110	$918,830

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$(41,050)	$-	$-	$-	$-	$-	$2,000	$-	$39,200	$-	$720
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	172,980	1,000,000	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	(124,020)	4,937,940	-	49,000
Total Current Liabilities	(41,050)	-	-	-	-	-	2,000	48,960	5,977,140	-	49,720
Total Liabilities	(41,050)	-	-	-	-	-	2,000	48,960	5,977,140	-	49,720

Members’ Equity:
Total Members’ Equity	39,628	572,120	433,120	1,610,120	333,120	369,110	1,221,110	5,501,150	3,497,170	143,110	869,110
Noncontrolling interests in consolidated subsidiary	14,038	8,280	8,680	29,360	5,135	4,999	13,540	28,460	-	1,280	-
Members’ Equity	25,590	563,840	424,440	1,580,760	327,985	364,111	1,207,570	5,472,690	3,497,170	141,830	869,110

Total Liabilities And Members’ Equity	$(1,422)	$572,120	$433,120	$1,610,120	$333,120	$369,110	$1,223,110	$5,550,110	$9,474,310	$143,110	$918,830

F-6

Consolidated Balance Sheet

As of December 31, 2025

	Series 481	Series 483	Series 485	Series 491	Series 501	Series 507	Series 525	Series 533	Series 534	Series 537	Series 541	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$110	$510	$110	$18,300	$110	$210	$-	$-	$-	$-	$-	$69,182
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	110	510	110	18,300	110	210	-	-	-	-	-	69,182
Artwork	171,000	472,000	924,000	4,221,000	982,000	1,166,000	-	-	-	-	-	48,567,000
Total Assets	$171,110	$472,510	$924,110	$4,239,300	$982,110	$1,166,210	$-	$-	$-	$-	$-	$48,636,182

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$400	$-	$18,200	$-	$100	$-	$-	$-	$-	$-	$26,061
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	105,000	-	-	-	-	-	1,277,980
Other amounts due to affiliates	-	8,700	10,760	2,529,460	223,800	617,460	-	-	-	-	-	8,439,963
Total Current Liabilities	-	9,100	10,760	2,547,660	223,800	722,560	-	-	-	-	-	9,744,004
Total Liabilities	-	9,100	10,760	2,547,660	223,800	722,560	-	-	-	-	-	9,744,004

Members’ Equity:
Total Members’ Equity	171,110	463,410	913,350	1,691,640	758,310	443,650	-	-	-	-	-	38,892,178
Noncontrolling interests in consolidated subsidiary	1,560	1,780	5,840	-	-	-	-	-	-	-	-	433,087
Members’ Equity	169,550	461,630	907,510	1,691,640	758,310	443,650	-	-	-	-	-	38,459,091

Total Liabilities And Members’ Equity	$171,110	$472,510	$924,110	$4,239,300	$982,110	$1,166,210	$-	$-	$-	$-	$-	$48,636,182

F-7

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 350	Series 351	Series 353	Series 354	Series 357	Series 359	Series 396	Series 430	Series 438	Series 439	Series 441
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	2,323	4,560	63,480	18,360	3,004	5,887	7,260	25,560	5,853	9,462	6,720
Total Expenses	2,323	4,560	63,480	18,360	3,004	5,887	7,260	25,560	5,853	9,462	6,720
Net Income/(Loss)	$(2,323)	$(4,560)	$(63,480)	$(18,360)	$(3,004)	$(5,887)	$(7,260)	$(25,560)	$(5,853)	$(9,462)	$(6,720)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.16)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.16)	$(0.12)	$(0.15)	$(0.17)	$(0.15)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	14,264	30,203	425,410	121,419	19,941	35,904	59,214	171,036	34,204	61,443	45,303
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-8

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 443	Series 444	Series 445	Series 449	Series 452	Series 456	Series 465	Series 475	Series 476	Series 478	Series 479
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	-	4,320	3,360	13,140	2,727	2,901	9,704	42,171	-	1,080	6,580
Total Expenses	-	4,320	3,360	13,140	2,727	2,901	9,704	42,171	-	1,080	6,580
Net Income/(Loss)	$-	$(4,320)	$(3,360)	$(13,140)	$(2,727)	$(2,901)	$(9,704)	$(42,171)	$-	$(1,080)	$(6,580)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	$(0.15)	$(0.15)	$(0.16)	$(0.16)	$(0.15)	$(0.16)	$(0.15)	$-	$(0.15)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	45,361	29,140	22,182	82,326	16,979	18,773	61,997	278,972	243,647	7,246	45,232
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-9

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 481	Series 483	Series 485	Series 491	Series 501	Series 507	Series 525	Series 533	Series 534	Series 537	Series 541	Consolidated
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$334,000	$-	$-	$-	$-	$-	$334,000
Total Income	-	-	-	-	-	334,000	-	-	-	-	-	334,000
Expenses:
Share-based compensation - management services fees	1,320	3,600	6,960	-	3,580	-	1,040	-	-	-	-	254,953
Total Expenses	1,320	3,600	6,960	-	3,580	-	1,040	-	-	-	-	254,953
Net Income/(Loss)	$(1,320)	$(3,600)	$(6,960)	$-	$(3,580)	$334,000	$(1,040)	$-	$-	$-	$-	$79,047

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.15)	$-	$(0.08)	$6.82	$(0.13)	$-	$-	$-	$-	$0.01
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	66.80	-	-	-	-	-	2.39
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	8,667	23,462	46,662	114,750	44,485	39,173	7,821	-	-	380	-	2,155,595
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	-	-	-	-	-	28,000

F-10

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 350	Series 351	Series 353	Series 354	Series 357	Series 359	Series 396	Series 430	Series 438	Series 439	Series 441
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	2,040	4,440	62,640	-	2,880	5,280	-	25,200	5,788	-	6,720
Total Expenses	2,040	4,440	62,640	-	2,880	5,280	-	25,200	5,788	-	6,720
Net Income/(Loss)	$(2,040)	$(4,440)	$(62,640)	$-	$(2,880)	$(5,280)	$-	$(25,200)	$(5,788)	$-	$(6,720)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.15)	$-	$(0.15)	$(0.15)	$-	$(0.15)	$(0.17)	$-	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	14,057	29,756	419,121	34,753	19,649	35,372	31,470	168,506	33,696	46,909	44,631
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-11

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 443	Series 444	Series 445	Series 449	Series 452	Series 456	Series 465	Series 475	Series 476	Series 478	Series 479
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	6,720	3,960	3,240	12,120	2,520	2,080	4,420	-	-	200	-
Total Expenses	6,720	3,960	3,240	12,120	2,520	2,080	4,420	-	-	200	-
Net Income/(Loss)	$(6,720)	$(3,960)	$(3,240)	$(12,120)	$(2,520)	$(2,080)	$(4,420)	$-	$-	$(200)	$-

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.14)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.10)	$-	$-	$(0.15)	$-
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	44,463	28,466	21,855	81,110	16,651	14,017	42,438	78,090	-	1,305	-
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	343	-	182	-

F-12

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 481	Series 483	Series 485	Series 491	Series 501	Series 507	Series 525	Series 533	Series 534	Series 537	Series 541	Consolidated
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	240	-	-	-	-	-	-	-	-	-	-	150,488
Total Expenses	240	-	-	-	-	-	-	-	-	-	-	150,488
Net Income/(Loss)	$(240)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(150,488)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(0.12)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	1,561	823	-	-	-	-	-	-	-	-	-	1,208,701
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	182	144	-	-	-	-	-	-	-	-	-	18,851

F-13

Consolidated Statement of Members’ Equity

(Unaudited)

Series 350
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	13,900	$276,070	1,000	$100	$276,170	97	$1,940	$278,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	102	2,040	2,040
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,040)	-	-	(2,040)	-	-	(2,040)
Balance at June 30, 2025	13,900	$274,030	1,000	$100	$274,130	199	$3,980	$278,110

Balance at January 1, 2026	13,900	$271,905	1,000	$100	$272,005	301	$6,115	$278,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	108	2,323	2,323
Shares exchanged	4	80	-	-	80	(4)	(80)	-
Net income/(loss)	-	(2,323)	-	-	(2,323)	-	-	(2,323)
Balance at June 30, 2026	13,904	$269,663	1,000	$100	$269,763	405	$8,357	$278,120

Series 351
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	29,400	$583,490	1,000	$100	$583,590	226	$4,520	$588,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	222	4,440	4,440
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,440)	-	-	(4,440)	-	-	(4,440)
Balance at June 30, 2025	29,400	$579,050	1,000	$100	$579,150	448	$8,960	$588,110

Balance at January 1, 2026	29,400	$574,620	1,000	$100	$574,720	670	$13,400	$588,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	228	4,560	4,560
Shares exchanged	9	180	-	-	180	(9)	(180)	-
Net income/(loss)	-	(4,560)	-	-	(4,560)	-	-	(4,560)
Balance at June 30, 2026	29,409	$570,240	1,000	$100	$570,340	889	$17,780	$588,120

F-14

Series 353
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	416,250	$8,304,210	1,000	$100	$8,304,310	1,040	$20,800	$8,325,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	3,132	62,640	62,640
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(62,640)	-	-	(62,640)	-	-	(62,640)
Balance at June 30, 2025	416,250	$8,241,570	1,000	$100	$8,241,670	4,172	$83,440	$8,325,110

Balance at January 1, 2026	416,250	$8,178,940	1,000	$100	$8,179,040	7,304	$146,080	$8,325,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	3,174	63,480	63,480
Shares exchanged	1,381	27,620	-	-	27,620	(1,381)	(27,620)	-
Net income/(loss)	-	(63,480)	-	-	(63,480)	-	-	(63,480)
Balance at June 30, 2026	417,631	$8,143,080	1,000	$100	$8,143,180	9,097	$181,940	$8,325,120

Series 354
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	65,532	1,310,640	-	-	1,310,640	-	-	1,310,640
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	65,532	$1,310,640	1,000	$100	$1,310,740	-	$-	$1,310,740

Balance at January 1, 2026	118,724	$2,368,990	1,000	$100	$2,369,090	275	$5,500	$2,374,590
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	2,887	57,740	-	-	57,740	-	-	57,740
Shares issued to noncontrolling interests for management services	-	-	-	-	-	918	18,360	18,360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(18,360)	-	-	(18,360)	-	-	(18,360)
Balance at June 30, 2026	121,611	$2,408,370	1,000	$100	$2,408,470	1,193	$23,860	$2,432,330

F-15

Series 357
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	19,450	$386,710	1,000	$100	$386,810	115	$2,300	$389,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	144	2,880	2,880
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,880)	-	-	(2,880)	-	-	(2,880)
Balance at June 30, 2025	19,450	$383,830	1,000	$100	$383,930	259	$5,180	$389,110

Balance at January 1, 2026	19,450	$380,938	1,000	$100	$381,038	403	$8,082	$389,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	150	3,004	3,004
Shares exchanged	4	80	-	-	80	(4)	(80)	-
Net income/(loss)	-	(3,004)	-	-	(3,004)	-	-	(3,004)
Balance at June 30, 2026	19,454	$378,014	1,000	$100	$378,114	549	$11,006	$389,120

Series 359
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	34,950	$693,650	1,000	$100	$693,750	268	$5,360	$699,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	264	5,280	5,280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,280)	-	-	(5,280)	-	-	(5,280)
Balance at June 30, 2025	34,950	$688,370	1,000	$100	$688,470	532	$10,640	$699,110

Balance at January 1, 2026	34,950	$682,849	1,000	$100	$682,949	796	$16,171	$699,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	270	5,887	5,887
Shares exchanged	11	220	-	-	220	(11)	(220)	-
Net income/(loss)	-	(5,887)	-	-	(5,887)	-	-	(5,887)
Balance at June 30, 2026	34,961	$677,182	1,000	$100	$677,282	1,055	$21,838	$699,120

F-16

Series 396
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	19,174	$383,500	1,000	$100	$383,600	-	$-	$383,600
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	19,767	395,340	-	-	395,340	-	-	395,340
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	38,941	$778,840	1,000	$100	$778,940	-	$-	$778,940

Balance at January 1, 2026	55,457	$1,109,170	1,000	$100	$1,109,270	-	$-	$1,109,270
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	4,339	86,780	-	-	86,780	-	-	86,780
Shares issued to noncontrolling interests for management services	-	-	-	-	-	363	7,260	7,260
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,260)	-	-	(7,260)	-	-	(7,260)
Balance at June 30, 2026	59,796	$1,188,690	1,000	$100	$1,188,790	363	$7,260	$1,196,050

Series 430
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	166,500	$3,304,630	1,000	$100	$3,304,730	1,269	$25,380	$3,330,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,260	25,200	25,200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(25,200)	-	-	(25,200)	-	-	(25,200)
Balance at June 30, 2025	166,500	$3,279,430	1,000	$100	$3,279,530	2,529	$50,580	$3,330,110

Balance at January 1, 2026	166,500	$3,254,240	1,000	$100	$3,254,340	3,789	$75,780	$3,330,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,278	25,560	25,560
Shares exchanged	871	17,420	-	-	17,420	(871)	(17,420)	-
Net income/(loss)	-	(25,560)	-	-	(25,560)	-	-	(25,560)
Balance at June 30, 2026	167,371	$3,246,100	1,000	$100	$3,246,200	4,196	$83,920	$3,330,120

F-17

Series 438
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	33,300	$660,642	1,000	$100	$660,742	249	$5,368	$666,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	252	5,788	5,788
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,788)	-	-	(5,788)	-	-	(5,788)
Balance at June 30, 2025	33,300	$654,853	1,000	$100	$654,953	501	$11,157	$666,110

Balance at January 1, 2026	33,300	$649,112	1,000	$100	$649,212	753	$16,908	$666,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	258	5,853	5,853
Shares exchanged	10	200	-	-	200	(10)	(200)	-
Net income/(loss)	-	(5,853)	-	-	(5,853)	-	-	(5,853)
Balance at June 30, 2026	33,310	$643,459	1,000	$100	$643,559	1,001	$22,561	$666,120

Series 439
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	9,170	$183,410	1,000	$100	$183,510	-	$-	$183,510
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	48,694	973,880	-	-	973,880	-	-	973,880
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	57,864	$1,157,290	1,000	$100	$1,157,390	-	$-	$1,157,390

Balance at January 1, 2026	60,695	$1,205,960	1,000	$100	$1,206,060	398	$7,960	$1,214,020
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	150	3,000	-	-	3,000	-	-	3,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	456	9,462	9,462
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(9,462)	-	-	(9,462)	-	-	(9,462)
Balance at June 30, 2026	60,845	$1,199,498	1,000	$100	$1,199,598	854	$17,422	$1,217,020

F-18

Series 441
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	44,400	$887,310	1,000	$100	$887,410	35	$700	$888,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	336	6,720	6,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,720)	-	-	(6,720)	-	-	(6,720)
Balance at June 30, 2025	44,400	$880,590	1,000	$100	$880,690	371	$7,420	$888,110

Balance at January 1, 2026	44,400	$873,880	1,000	$100	$873,980	707	$14,140	$888,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	336	6,720	6,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,720)	-	-	(6,720)	-	-	(6,720)
Balance at June 30, 2026	44,400	$867,160	1,000	$100	$867,260	1,043	$20,860	$888,120

Series 443
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	43,785	$873,990	1,000	$100	$874,090	86	$1,720	$875,810
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	691	13,820	-	-	13,820	-	-	13,820
Shares issued to noncontrolling interests for management services	-	-	-	-	-	336	6,720	6,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,720)	-	-	(6,720)	-	-	(6,720)
Balance at June 30, 2025	44,476	$881,090	1,000	$100	$881,190	422	$8,440	$889,630

Balance at January 1, 2026	44,700	$64,148	1,000	$(38,558)	$25,590	661	$14,038	$39,628
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	661	14,038	-	-	14,038	(661)	(14,038)	-
Allocation to the Class B profits interest	-	(38,558)	-	38,558	-	-	-	-
Redemptions of shares	-	(15,083)	-	-	(15,083)	-	-	(15,083)
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	45,361	$24,545	1,000	$-	$24,545	-	$-	$24,545

F-19

Series 444
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	24,932	$498,650	1,000	$100	$498,750	-	$-	$498,750
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	3,668	73,360	-	-	73,360	-	-	73,360
Shares issued to noncontrolling interests for management services	-	-	-	-	-	198	3,960	3,960
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,960)	-	-	(3,960)	-	-	(3,960)
Balance at June 30, 2025	28,600	$568,050	1,000	$100	$568,150	198	$3,960	$572,110

Balance at January 1, 2026	28,600	$563,740	1,000	$100	$563,840	414	$8,280	$572,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	216	4,320	4,320
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,320)	-	-	(4,320)	-	-	(4,320)
Balance at June 30, 2026	28,600	$559,420	1,000	$100	$559,520	630	$12,600	$572,120

Series 445
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	21,650	$430,810	1,000	$100	$430,910	110	$2,200	$433,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	162	3,240	3,240
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,240)	-	-	(3,240)	-	-	(3,240)
Balance at June 30, 2025	21,650	$427,570	1,000	$100	$427,670	272	$5,440	$433,110

Balance at January 1, 2026	21,650	$424,340	1,000	$100	$424,440	434	$8,680	$433,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	168	3,360	3,360
Shares exchanged	4	80	-	-	80	(4)	(80)	-
Net income/(loss)	-	(3,360)	-	-	(3,360)	-	-	(3,360)
Balance at June 30, 2026	21,654	$421,060	1,000	$100	$421,160	598	$11,960	$433,120

F-20

Series 449
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	80,500	$1,604,890	1,000	$100	$1,604,990	256	$5,120	$1,610,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	606	12,120	12,120
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(12,120)	-	-	(12,120)	-	-	(12,120)
Balance at June 30, 2025	80,500	$1,592,770	1,000	$100	$1,592,870	862	$17,240	$1,610,110

Balance at January 1, 2026	80,500	$1,580,660	1,000	$100	$1,580,760	1,468	$29,360	$1,610,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	612	13,140	13,140
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(13,140)	-	-	(13,140)	-	-	(13,140)
Balance at June 30, 2026	80,500	$1,567,520	1,000	$100	$1,567,620	2,080	$42,500	$1,610,120

Series 452
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	15,875	$317,450	1,000	$100	$317,550	3	$60	$317,610
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	775	15,500	-	-	15,500	-	-	15,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	126	2,520	2,520
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,520)	-	-	(2,520)	-	-	(2,520)
Balance at June 30, 2025	16,650	$330,430	1,000	$100	$330,530	129	$2,580	$333,110

Balance at January 1, 2026	16,650	$327,885	1,000	$100	$327,985	255	$5,135	$333,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	126	2,727	2,727
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,727)	-	-	(2,727)	-	-	(2,727)
Balance at June 30, 2026	16,650	$325,157	1,000	$100	$325,257	381	$7,863	$333,120

F-21

Series 456
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	18,450	369,000	-	-	369,000	-	-	369,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	104	2,080	2,080
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,080)	-	-	(2,080)	-	-	(2,080)
Balance at June 30, 2025	18,450	$366,920	1,000	$100	$367,020	104	$2,080	$369,100

Balance at January 1, 2026	18,450	$364,011	1,000	$100	$364,111	242	$4,999	$369,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	138	2,901	2,901
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,901)	-	-	(2,901)	-	-	(2,901)
Balance at June 30, 2026	18,450	$361,110	1,000	$100	$361,210	380	$7,900	$369,110

Series 465
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	60,249	1,204,980	-	-	1,204,980	-	-	1,204,980
Shares issued to noncontrolling interests for management services	-	-	-	-	-	221	4,420	4,420
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,420)	-	-	(4,420)	-	-	(4,420)
Balance at June 30, 2025	60,249	$1,200,560	1,000	$100	$1,200,660	221	$4,420	$1,205,080

Balance at January 1, 2026	61,050	$1,207,470	1,000	$100	$1,207,570	677	$13,540	$1,221,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	462	9,704	9,704
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(9,704)	-	-	(9,704)	-	-	(9,704)
Balance at June 30, 2026	61,050	$1,197,766	1,000	$100	$1,197,866	1,139	$23,244	$1,221,110

F-22

Series 475
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	243,173	4,863,460	-	-	4,863,460	-	-	4,863,460
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	243,173	$4,863,460	1,000	$100	$4,863,560	-	$-	$4,863,560

Balance at January 1, 2026	275,052	$5,472,590	1,000	$100	$5,472,690	1,423	$28,460	$5,501,150
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	2,448	48,960	-	-	48,960	-	-	48,960
Shares issued to noncontrolling interests for management services	-	-	-	-	-	2,082	42,171	42,171
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(42,171)	-	-	(42,171)	-	-	(42,171)
Balance at June 30, 2026	277,500	$5,479,379	1,000	$100	$5,479,479	3,505	$70,631	$5,550,110

Series 476
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2026	174,853	$3,497,070	1,000	$100	$3,497,170	-	$-	$3,497,170
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	107,568	2,151,360	-	-	2,151,360	-	-	2,151,360
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	282,421	$5,648,430	1,000	$100	$5,648,530	-	$-	$5,648,530

F-23

Series 478
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	7,150	143,000	-	-	143,000	-	-	143,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	10	200	200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(200)	-	-	(200)	-	-	(200)
Balance at June 30, 2025	7,150	$142,800	1,000	$100	$142,900	10	$200	$143,100

Balance at January 1, 2026	7,150	$141,730	1,000	$100	$141,830	64	$1,280	$143,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	54	1,080	1,080
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,080)	-	-	(1,080)	-	-	(1,080)
Balance at June 30, 2026	7,150	$140,650	1,000	$100	$140,750	118	$2,360	$143,110

Series 479
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2026	43,450	$869,010	1,000	$100	$869,110	-	$-	$869,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	1,713	34,940	-	-	34,940	-	-	34,940
Shares issued to noncontrolling interests for management services	-	-	-	-	-	329	6,580	6,580
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,580)	-	-	(6,580)	-	-	(6,580)
Balance at June 30, 2026	45,163	$897,370	1,000	$100	$897,470	329	$6,580	$904,050

F-24

Series 481
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	8,550	171,000	-	-	171,000	-	-	171,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	12	240	240
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(240)	-	-	(240)	-	-	(240)
Balance at June 30, 2025	8,550	$170,760	1,000	$100	$170,860	12	$240	$171,100

Balance at January 1, 2026	8,550	$169,450	1,000	$100	$169,550	78	$1,560	$171,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	66	1,320	1,320
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,320)	-	-	(1,320)	-	-	(1,320)
Balance at June 30, 2026	8,550	$168,130	1,000	$100	$168,230	144	$2,880	$171,110

Series 483
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	5,729	114,580	-	-	114,580	-	-	114,580
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	5,729	$114,580	1,000	$100	$114,680	-	$-	$114,680

Balance at January 1, 2026	23,165	$461,530	1,000	$100	$461,630	89	$1,780	$463,410
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	435	8,700	-	-	8,700	-	-	8,700
Shares issued to noncontrolling interests for management services	-	-	-	-	-	180	3,600	3,600
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,600)	-	-	(3,600)	-	-	(3,600)
Balance at June 30, 2026	23,600	$466,630	1,000	$100	$466,730	269	$5,380	$472,110

F-25

Series 485
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2026	45,662	$907,410	1,000	$100	$907,510	292	$5,840	$913,350
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	513	10,260	-	-	10,260	-	-	10,260
Shares issued to noncontrolling interests for management services	-	-	-	-	-	348	6,960	6,960
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,960)	-	-	(6,960)	-	-	(6,960)
Balance at June 30, 2026	46,175	$910,710	1,000	$100	$910,810	640	$12,800	$923,610

Series 491
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2026	84,577	$1,691,540	1,000	$100	$1,691,640	-	$-	$1,691,640
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	48,321	966,420	-	-	966,420	-	-	966,420
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	132,898	$2,657,960	1,000	$100	$2,658,060	-	$-	$2,658,060

F-26

Series 501
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	37,910	$758,210	1,000	$100	$758,310	-	$-	$758,310
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	9,655	193,100	-	-	193,100	-	-	193,100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	179	3,580	3,580
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,580)	-	-	(3,580)	-	-	(3,580)
Balance at June 30, 2026	47,565	$947,730	1,000	$100	$947,830	179	$3,580	$951,410

Series 507
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	22,177	$443,550	1,000	$100	$443,650	-	$-	$443,650
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	17,006	722,460	-	-	722,460	-	-	722,460
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Redemptions of shares	-	(1,401,591)	-	(66,902)	(1,468,493)	-	-	(1,468,493)
Net income/(loss)	-	267,198	-	66,802	334,000	-	-	334,000
Balance at June 30, 2026	39,183	$31,617	1,000	$-	$31,617	-	$-	$31,617

F-27

Series 525
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	20,812	416,240	-	-	416,240	-	-	416,240
Shares issued to noncontrolling interests for management services	-	-	-	-	-	52	1,040	1,040
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,040)	-	-	(1,040)	-	-	(1,040)
Balance at June 30, 2026	20,812	$415,200	-	$-	$415,200	52	$1,040	$416,240

Series 533
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	-	$-	-	$-	$-	-	$-	$-

F-28

Series 534
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	-	$-	-	$-	$-	-	$-	$-

Series 537
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	5,285	105,700	-	-	105,700	-	-	105,700
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	5,285	$105,700	-	$-	$105,700	-	$-	$105,700

F-29

Series 541
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	-	$-	-	$-	$-	-	$-	$-

Consolidated
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	973,236	$19,389,412	18,000	$1,800	$19,391,212	3,754	$75,468	$19,466,680
Class B shares issued upon entity formation	-	-	8,000	800	800	-	-	800
Share subscriptions settled - Net	482,428	9,648,560	-	-	9,648,560	-	-	9,648,560
Shares issued to noncontrolling interests for management services	-	-	-	-	-	7,487	150,488	150,488
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(150,488)	-	-	(150,488)	-	-	(150,488)
Balance at June 30, 2025	1,455,664	$28,887,483	26,000	$2,600	$28,890,083	11,241	$225,957	$29,116,040

Balance at January 1, 2026	1,987,172	$38,494,949	28,000	$(35,858)	$38,459,091	21,493	$433,087	$38,892,178
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	221,132	4,805,660	-	-	4,805,660	-	-	4,805,660
Shares issued to noncontrolling interests for management services	-	-	-	-	-	12,551	254,953	254,953
Shares exchanged	2,955	59,918	-	-	59,918	(2,955)	(59,918)	-
Allocation to the Class B profits interest	-	(38,558)	-	38,558	-	-	-	-
Redemptions of shares	-	(1,416,674)	-	(66,902)	(1,483,576)	-	-	(1,483,576)
Net income/(loss)	-	12,245	-	66,802	79,047	-	-	79,047
Balance at June 30, 2026	2,211,259	$41,917,540	28,000	$2,600	$41,920,140	31,089	$628,122	$42,548,262

F-30

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 350	Series 351	Series 353	Series 354	Series 357	Series 359	Series 396	Series 430	Series 438	Series 439	Series 441
Cash Flows from Operating Activities:
Net income/(loss)	$(2,323)	$(4,560)	$(63,480)	$(18,360)	$(3,004)	$(5,887)	$(7,260)	$(25,560)	$(5,853)	$(9,462)	$(6,720)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	2,323	4,560	63,480	18,360	3,004	5,887	7,260	25,560	5,853	9,462	6,720
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	(57,740)	-	-	(86,780)	-	-	(3,000)	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	(57,740)	-	-	(86,780)	-	-	(3,000)	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	53,240	-	-	86,780	-	-	3,000	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	53,240	-	-	86,780	-	-	3,000	-

Net Change in Cash and Cash Equivalents	-	-	-	(4,500)	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	120	120	120	6,562	120	120	551	120	120	120	120
Cash and Cash Equivalents, end of period	$120	$120	$120	$2,062	$120	$120	$551	$120	$120	$120	$120

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$-	$57,740	$-	$-	$86,780	$-	$-	$3,000	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-31

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 443	Series 444	Series 445	Series 449	Series 452	Series 456	Series 465	Series 475	Series 476	Series 478	Series 479
Cash Flows from Operating Activities:
Net income/(loss)	$-	$(4,320)	$(3,360)	$(13,140)	$(2,727)	$(2,901)	$(9,704)	$(42,171)	$-	$(1,080)	$(6,580)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	-	4,320	3,360	13,140	2,727	2,901	9,704	42,171	-	1,080	6,580
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	(48,160)	-	-	(34,260)
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	(48,160)	-	-	(34,260)

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	(800)	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	(800)	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	42,156	-	-	-	-	-	-	48,960	2,188,800	-	40,120
Redemptions of shares	(15,083)	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	(2,151,360)	-	(680)
Net Cash Provided/(Used) in Financing Activities	27,074	-	-	-	-	-	-	48,960	37,440	-	39,440

Net Change in Cash and Cash Equivalents	27,074	-	-	-	-	-	-	-	37,440	-	5,180
Cash and Cash Equivalents, beginning of period	(1,422)	120	120	120	120	110	2,110	110	39,310	110	830
Cash and Cash Equivalents, end of period	$25,652	$120	$120	$120	$120	$110	$2,110	$110	$76,750	$110	$6,010

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$-	$-	$-	$-	$-	$48,960	$2,151,360	$-	$34,940
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	(800)	-	-	-

F-32

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 481	Series 483	Series 485	Series 491	Series 501	Series 507	Series 525	Series 533	Series 534	Series 537	Series 541	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$(1,320)	$(3,600)	$(6,960)	$-	$(3,580)	$334,000	$(1,040)	$-	$-	$-	$-	$79,047
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	1,320	3,600	6,960	-	3,580	-	1,040	-	-	-	-	254,953
Gain on sale of artwork	-	-	-	-	-	(334,000)	-	-	-	-	-	(334,000)
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	(8,700)	(10,260)	-	(72,792)	(116,000)	7,760	-	-	22,000	-	(407,932)
Net Cash Provided/(Used) in Operating Activities	-	(8,700)	(10,260)	-	(72,792)	(116,000)	7,760	-	-	22,000	-	(407,932)

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	(105,000)	(424,000)	-	-	(218,000)	-	(747,800)
Proceeds from sale of artwork	-	-	-	-	-	1,500,000	-	-	-	-	-	1,500,000
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	1,395,000	(424,000)	-	-	(218,000)	-	752,200

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	8,300	10,260	969,120	198,360	722,360	417,740	348,900	770,640	110,340	-	6,019,077
Redemptions of shares	-	-	-	-	-	(1,468,493)	-	-	-	-	-	(1,483,576)
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	90,300	-	90,300
Repayment of non-interest bearing advance from affiliate	-	-	-	(966,420)	(122,308)	(501,460)	-	-	-	-	-	(3,742,228)
Net Cash Provided/(Used) in Financing Activities	-	8,300	10,260	2,700	76,052	(1,247,593)	417,740	348,900	770,640	200,640	-	883,574

Net Change in Cash and Cash Equivalents	-	(400)	-	2,700	3,260	31,407	1,500	348,900	770,640	4,640	-	1,227,841
Cash and Cash Equivalents, beginning of period	110	510	110	18,300	110	210	-	-	-	-	-	69,182
Cash and Cash Equivalents, end of period	$110	$110	$110	$21,000	$3,370	$31,617	$1,500	$348,900	$770,640	$4,640	$-	$1,297,023

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$8,700	$10,260	$966,420	$193,100	$722,460	$416,240	$-	$-	$105,700	$-	$4,805,660
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	(105,000)	-	-	-	-	-	(105,800)

F-33

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 350	Series 351	Series 353	Series 354	Series 357	Series 359	Series 396	Series 430	Series 438	Series 439	Series 441
Cash Flows from Operating Activities:
Net income/(loss)	$(2,040)	$(4,440)	$(62,640)	$-	$(2,880)	$(5,280)	$-	$(25,200)	$(5,788)	$-	$(6,720)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	2,040	4,440	62,640	-	2,880	5,280	-	25,200	5,788	-	6,720
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	241,630	-	-	-	-	-	(57,280)	(9,425)
Net Cash Provided/(Used) in Operating Activities	-	-	-	241,630	-	-	-	-	-	(57,280)	(9,425)

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	(1,552,640)	-	-	(395,340)	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	(1,552,640)	-	-	(395,340)	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	1,339,740	-	-	401,080	-	-	971,680	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	(916,600)	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	1,339,740	-	-	401,080	-	-	55,080	-

Net Change in Cash and Cash Equivalents	-	-	-	28,730	-	-	5,740	-	-	(2,200)	(9,425)
Cash and Cash Equivalents, beginning of period	110	110	110	27,721	110	110	26,581	110	110	3,070	9,535
Cash and Cash Equivalents, end of period	$110	$110	$110	$56,452	$110	$110	$32,321	$110	$110	$870	$110

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$(2,040)	$(4,440)	$(62,640)	$1,310,640	$(2,880)	$(5,280)	$395,340	$(25,200)	$(5,788)	$973,880	$(6,720)
Net payable to affiliate incurred for purchase of artwork	-	-	-	889,360	-	-	(395,340)	-	-	-	-

F-34

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 443	Series 444	Series 445	Series 449	Series 452	Series 456	Series 465	Series 475	Series 476	Series 478	Series 479
Cash Flows from Operating Activities:
Net income/(loss)	$(6,720)	$(3,960)	$(3,240)	$(12,120)	$(2,520)	$(2,080)	$(4,420)	$-	$-	$(200)	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	6,720	3,960	3,240	12,120	2,520	2,080	4,420	-	-	200	-
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	(13,820)	(57,000)	-	-	(15,500)	-	16,120	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	(13,820)	(57,000)	-	-	(15,500)	-	16,120	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	(369,000)	(1,221,000)	(4,863,460)	-	(143,000)	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	(369,000)	(1,221,000)	(4,863,460)	-	(143,000)	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	11,620	70,860	-	-	2,500	25,000	1,220,500	5,028,260	50,600	143,100	153,600
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	(16,360)	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	11,620	54,500	-	-	2,500	25,000	1,220,500	5,028,260	50,600	143,100	153,600

Net Change in Cash and Cash Equivalents	(2,200)	(2,500)	-	-	(13,000)	(344,000)	15,620	164,800	50,600	100	153,600
Cash and Cash Equivalents, beginning of period	2,210	2,610	110	110	13,110	344,100	-	-	-	-	-
Cash and Cash Equivalents, end of period	$10	$110	$110	$110	$110	$100	$15,620	$164,800	$50,600	$100	$153,600

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$7,100	$69,400	$(3,240)	$(12,120)	$12,980	$366,920	$1,200,560	$4,863,460	$-	$142,800	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	686,540	-	-	-

F-35

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 481	Series 483	Series 485	Series 491	Series 501	Series 507	Series 525	Series 533	Series 534	Series 537	Series 541	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$(240)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(150,488)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	240	-	-	-	-	-	-	-	-	-	-	150,488
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	47,000	-	-	-	-	-	-	-	-	-	151,726
Net Cash Provided/(Used) in Operating Activities	-	47,000	-	-	-	-	-	-	-	-	-	151,726

Cash Flows from Investing Activities:
Purchase of artwork	(171,000)	(472,000)	-	-	-	-	-	-	-	-	-	(9,187,440)
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	(171,000)	(472,000)	-	-	-	-	-	-	-	-	-	(9,187,440)

Cash Flows from Financing Activities:
Subscriptions / Contributions received	171,100	125,640	881,460	100	-	-	-	-	-	-	-	10,596,841
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	310,420	-	-	-	-	-	-	-	-	-	310,420
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-	(932,960)
Net Cash Provided/(Used) in Financing Activities	171,100	436,060	881,460	100	-	-	-	-	-	-	-	9,974,301

Net Change in Cash and Cash Equivalents	100	11,060	881,460	100	-	-	-	-	-	-	-	938,586
Cash and Cash Equivalents, beginning of period	-	-	-	-	-	-	-	-	-	-	-	429,928
Cash and Cash Equivalents, end of period	$100	$11,060	$881,460	$100	$-	$-	$-	$-	$-	$-	$-	$1,368,514

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$170,760	$114,580	$-	$-	$-	$-	$-	$-	$-	$-	$-	$9,498,072
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-	1,180,560

F-36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2026 and 2025

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks Vault 5, LLC (the “Company”) was formed on October 10, 2023 as a Delaware series limited liability company to facilitate investment in individual works of art (each, an “Artwork”) that will be owned by individual series of the Company. We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended. Each series issues Class A ordinary shares (“Class A shares”) representing ordinary membership interests in such series upon each closing of the series offering. Immediately following the consummation of the series offering, investors participating in such series offering will own 100% of the outstanding Class A shares issued by such series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

All the proceeds from a series offering will be used to pay, directly or indirectly, for the acquisition of a single Artwork, and to pay an expense allocation to Masterworks Gallery, LLC (“Gallery”), a subsidiary of Masterworks, LLC (“Masterworks”), equal to 11% of the purchase price of the Artwork (or approximately 10% of the size of each series offering). The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Principles of Consolidation – The consolidated financial statements of each individual series include the accounts of the individual series and a segregated portfolio of Masterworks Cayman, SPC, a Cayman Islands segregated portfolio company (a “SPC”). Each individual series holds title to the specific Artwork that it acquires in a SPC. When a SPC acquires title to an Artwork, the segregated portfolio will issue the applicable series the same number of SPC ordinary shares (“SPC Ordinary shares”) in the segregated portfolio as the number of Class A shares offered to investors in the series offering, and such SPC Ordinary shares shall initially represent 100% of the outstanding equity interests in such segregated portfolio. In the event any additional Class A shares are issued following the closing of a series offering, upon a conversion of Class B ordinary shares or exchange of SPC Preferred shares (as defined in this Note), additional SPC Ordinary shares will be issued to the applicable series, such that at all relevant times the number of outstanding SPC Ordinary shares held by a series shall equal the number of outstanding Class A shares for such series. The accounts of any such series and its corresponding segregated portfolio of the SPC represent the consolidated financial statements of such series, due to the fact that any such series treats the corresponding segregated portfolio as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Subtopic 810-10 Consolidation: Overall (“ASC 810”) . All significant intercompany transactions and balances have been eliminated in consolidation.

The Company reports consolidated financial statements of all its series given that they are under common control. In accordance with ASC 810, reporting entities eliminate intercompany transactions in consolidated financial statements and noncontrolling interest is presented in the consolidated financial statements when a subsidiary of any of the consolidated entities has a noncontrolling interest.

Members’ Liability – The Company is organized as a Delaware series limited liability company, and the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. Similarly, as a Cayman Islands segregated portfolio company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing of a particular segregated portfolio of SPC are segregated and enforceable only against the assets of such segregated portfolio under Cayman Islands law. This means that a creditor of the Company would only be entitled to recover against assets attributed and credited to the specific series of the Company that has a direct financial obligation to such creditor. As such, the liability of a member of a series of the Company for the financial obligations of the series of the Company is limited to the member’s contribution of capital to such series.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Cash – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account.

Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase, including investments in money market funds, to be cash equivalents. These investments are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

F-37

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Artwork – The Artwork of each series is recorded at cost, which is the purchase price paid for the Artwork plus the Expense Allocation (as defined below), and any other expenditure deemed necessary to bring the Artwork to the intended use (e.g. shipping costs and import taxes). Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets (“ASC-360”). Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the Artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s consolidated financial statements. There were no events or circumstances indicating impairment of the Artwork for the period presented.

Expense Allocation – Each series of the Company agreed to pay Gallery an expense allocation payment equal to 11% of the purchase price of the Artwork, which is intended to be a fixed non-recurring expense allocation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No other expenses associated with the organization of the Company, any series offering, or the purchase and securitization of the Artwork will be paid, directly or indirectly, by the Company, any series or investors in any series offering.

Concentration of Credit Risk – Financial instruments that potentially subject each series of the Company to a concentration of credit risk consist of cash and cash equivalents. Substantially all the cash of each series of the Company is held by two financial institutions that management believes are of high credit quality in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

F-38

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per share – The Company applies the two-class method. The Class B shares of a series are a participating security: they carry no right to the capital contributed to that series and entitle the holder to a share of the appreciation in the Artwork of that series, which is settled by a distribution on the sale of the Artwork. Net income (loss) of a series is allocated between the Class A ordinary shares and the Class B shares according to their respective participation rights, and basic earnings (loss) per share of each class is that allocation divided by the weighted-average number of shares of that class outstanding during the period. No income is allocated to the Class B shares of a series that has not sold the Artwork of the series, because the Class B entitlement arises only on a sale.

Diluted earnings (loss) per Class A ordinary share additionally reflects the Class A ordinary shares issuable on exchange of the SPC Preferred shares held by Masterworks in the segregated portfolio of the applicable series. Where a series sells the Artwork of the series, those SPC Preferred shares are exchanged for Class A ordinary shares on or about the date of sale; from the date of exchange the resulting shares are outstanding and are included in the basic weighted-average share count rather than treated as potentially dilutive.

The Class B shares carry a conversion feature. No Class B shares have converted in any period presented and the Class B economic entitlement is satisfied by distribution rather than conversion, so the conversion feature is not treated as a separate dilutive instrument.

Where a series reports a net loss for the period, diluted earnings (loss) per share equals basic earnings (loss) per share, because including potentially dilutive shares would be anti-dilutive. At June 30, 2026, the Class A ordinary shares issuable on exchange of SPC Preferred shares and excluded on that basis were 31,750.

Income Taxes – The Company is a Delaware series limited liability company, and the Company is treated as a partnership for U.S. tax purposes. Each series is disregarded for income tax purposes. As such, the Company and each of its series are pass-throughs for income tax purposes and generally not subject to federal or state income taxes. Instead, each series’ taxable income or loss, which may differ significantly from the income or loss reported in the financial statements, is allocated to its members and each member is responsible for reporting their share of the series’ taxable income or loss on their federal and state tax returns. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and all major taxing jurisdictions, the Administrator has determined that the Company and each series qualify as pass-through entities with no uncertain tax positions requiring recognition in the financial statements. If any series incurs an income tax liability in the future, interest on the liability will be recorded as interest expense and penalties will be recorded as income tax expense for that series. The Administrator does not anticipate material changes to its assessment of uncertain tax positions in the next twelve months. However, this conclusion may be subject to review and adjustment based on changes in tax laws, regulations, interpretations, or other factors, including the timing of deductions, income allocation across jurisdictions, and compliance with U.S., state, and foreign tax laws.

Unsettled Subscriptions and Investor Subscription Deposits – The unsettled subscriptions and investor subscription deposits consist of amounts received from potential investors that are expected to be settled in Class A shares of a series at an undetermined future date upon closing of the relevant offering.

Organizational and Offering Costs – The Administrator will pay all of the Company’s ordinary ongoing operating costs and expenses and manage all management services relating to the Company’s business, each series and the Artwork of each series in exchange for SPC Preferred shares as later defined in this Note.

Organizational and offering costs include all expenses relating to the formation of the Company and its series, the qualification of the series’ offerings, and the marketing and distribution of each series’ Class A shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distribution costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the series’ offerings; and qualification of the sale of Class A shares of a series under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s consolidated financial statements.

F-39

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Members’ Equity – Members’ equity for each series is comprised of different types of membership interests: Class A shares, Class B ordinary shares (“Class B shares”), a Class C ordinary share (“Class C share”), as well as SPC preferred shares (“SPC Preferred shares”) and SPC ordinary shares (“SPC Ordinary shares”) of SPC:

Class A shares - The Class A shares of each series represent in the aggregate 100% of the members’ capital accounts of each such series and an 80% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses.

The authorized number of Class A shares for each series is limited to the primary offering number of shares plus: (i) the number of Class A shares which may be issued upon exchange of the SPC Preferred shares, plus (ii) shares which may be issued upon conversion of Class B shares. All Class A shares have certain limited voting and approval rights, including for the issuance of additional shares and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares - The Class B shares of each series initially held by Masterworks Foundry, LLC (“Foundry”) are profit interests that represent a 20% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses. In addition, prior to a sale of the Artwork, Class B shares of series may be converted into Class A shares of such series with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Consolidated Statement of Members’ Equity. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares for any series have 100% of the voting rights prior to the issuance of Class A shares of such series and no voting rights after the issuance of Class A shares of such series.

Class C share - The Class C share of each series represents a special class of membership interests, which has no economic rights or obligations, other than so-called “kick-out” rights, meaning the holder has the right to remove, replace or reconstitute the Company’s Board of Managers. The Class C shares can only be issued to, transferred to, or held by, a Masterworks affiliate and there can only be one holder of Class C shares of all series of the Company at any point in time.

SPC Preferred shares - The SPC Preferred shares have a $20 per share liquidation preference over SPC Ordinary shares and are “non-participating”, meaning they do not entitle the holder to receive more than $20 per SPC Preferred share. The SPC Preferred shares entitle the holder to receive cash upon any sale of the Artwork held by the issuing segregated portfolio in an amount up to $20 per share before any payment is made in respect of the Class A shares. The SPC Preferred shares are exchangeable into Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. If there is a sale of Artwork resulting in a net loss (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of less than $20 per Class A share), the Administrator, as the holder of the SPC Preferred shares, would effectively receive up to $20 per SPC Preferred share in preference to any distribution made to Class A shareholders. If the Artwork sale results in a net profit (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of more than $20 per Class A share), the Administrator would exchange its SPC Preferred shares into Class A shares prior to the liquidating distribution and would receive the same economics per Class A share as other Class A shareholders. The number of SPC Preferred shares shall be limited to the number of SPC Preferred shares which may be issued pursuant to a management service agreement signed with the Administrator (Note 2).

SPC Ordinary shares - The SPC Ordinary shares represent a 100% residual economic ownership interest in the Segregated Portfolio that owns the Artwork, after deduction of amounts payable in respect of the SPC Preferred shares, if any. Each Series’ membership interest represented by SPC Ordinary shares is eliminated upon consolidation between each Series and its corresponding SPC.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork of any series is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the Artwork title to the buyer.

F-40

2. RELATED PARTY TRANSACTIONS

Management services are provided pursuant to a management services agreement among the Company, on behalf of each applicable series, Masterworks Cayman, SPC, on behalf of each applicable segregated portfolio, and the Administrator, which was entered into prior to the initial closing of the initial series offerings, and incorporates a “unitary” fee structure (the “Management Services Agreement”). This means the Administrator will pay all of the ordinary ongoing operating costs and expenses and manage all management services relating to the business, each series and the Artwork of each series in exchange for preferred equity interests in Masterworks Cayman, SPC (the “SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman, SPC outstanding, per annum. The Company recognizes the management services fees expense at the time of issuance of the related SPC Preferred shares as the requisite service period is considered completed. Once earned, the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. The SPC Preferred shares are recorded using the net asset value effective as of the applicable quarter-end in which the management services fee is due and payable.

The management services fee covers all ordinary operating costs of the Company and each series; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork of each series. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence for the applicable series, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold, and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of all series of the Company voting as a single class vote to remove and replace the Administrator, which would result in termination of the Management Services Agreement.

Additionally, the Management Services Agreement also provides that the Administrator will pay each series of the Company a de minimis annual royalty for the rights to commercialize the Artwork of each series for the duration of the operations of the Company.

All balances and transactions denoted as to or from “affiliate” on the accompanying consolidated balance sheet, statement of operations, and statement cash flows represent related party transactions.

F-41

3. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets other than the Artwork beneficially owned by each series, has no employees (other than officers who are fully compensated by Masterworks), and has no debts or contractual obligations, other than a management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork of each series is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the Administrator, which are payable in the form of SPC Preferred shares that are convertible to Class A shares, hence, representing membership interests in the Company. The value of Artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork of each series estimated by management has no impact on the number of SPC Preferred shares issued or Class A shares issuable upon conversion thereof.

The Company and each series is subject to an exceptionally high level of concentration risk. The Artwork of any series can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

4. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2026 and reflected their effects, if any, in these statements through September 23, 2026, the date the financial statements were available to be issued, and a summary of material events is set forth below.

The table below shows offerings, which have been qualified after the date of the financial statements through September 23, 2026:

Series	Underlying Asset	Maximum Offering Size	Class A shares	Qualification Date
Series 547	Painting by Matthew Wong	$ 755,000	37,750	7/20/2026
Series 549	Painting by Elaine de Kooning	$ 389,000	19,450	7/20/2026
Series 551	Painting by Joan Mitchell	$ 799,000	39,950	8/14/2026

The Artwork of two series was sold and those series are in liquidation. Distributions of the net proceeds to holders of Class A ordinary shares of those series, and the amounts remaining to be distributed, were as follows as of September 23, 2026:

Series	Date of Sale	Distribution Commenced	Total Distribution to Class A	Distributed to Date	Remaining to be Distributed
Series 443	November 7, 2025	November 17, 2025	$ 1,061,452	$ 915,384	$ 146,068
Series 507	February 25, 2026	March 13, 2026	$ 963,003	$ 665,583	$ 297,420

Amounts remaining to be distributed relate to holders for whom payment instructions are outstanding, and are expected to be distributed as those instructions are received.

On September 1, 2026, Nigel S. Glenday resigned as Chief Executive Officer and Chief Financial Officer of the Company. Scott W. Lynn was appointed Chief Executive Officer and Chief Financial Officer effective the same date, and serves as the Company’s principal executive officer, principal financial officer and principal accounting officer.

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation of Masterworks Vault 5, LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
2.2	Form of Amended and Restated Operating Agreement of Masterworks Vault 5, LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
4.1	Form of Subscription Agreement for Regulation A Offering (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.1	Amended and Restated Memorandum and Articles of Association of Masterworks Cayman, SPC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.2	Form of Designation of SPC Ordinary Shares and SPC Preferred Shares (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.3	Form of Management Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.4	Form of Amended and Restated Financing, License and Sourcing Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.6	Art Purchase Agreement for Series 350 (incorporated by reference to the copy thereof submitted as Exhibit 6.6 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.7	Art Purchase Agreement for Series 351 (incorporated by reference to the copy thereof submitted as Exhibit 6.7 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.8	Art Purchase Agreement for Series 353 (incorporated by reference to the copy thereof submitted as Exhibit 6.8 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.9	Art Purchase Agreement for Series 354 (incorporated by reference to the copy thereof submitted as Exhibit 6.9 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.10	Art Purchase Agreement for Series 430 (incorporated by reference to the copy thereof submitted as Exhibit 6.10 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.11	Art Purchase Agreement for Series 438 (incorporated by reference to the copy thereof submitted as Exhibit 6.11 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.12	Art Purchase Agreement for Series 439 (incorporated by reference to the copy thereof submitted as Exhibit 6.12 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.13	Art Purchase Agreement for Series 444 (incorporated by reference to the copy thereof submitted as Exhibit 6.13 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.14	Art Purchase Agreement for Series 357 (incorporated by reference to the copy thereof submitted as Exhibit 6.14 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.15	Art Purchase Agreement for Series 359 (incorporated by reference to the copy thereof submitted as Exhibit 6.15 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.16	Art Purchase Agreement for Series 443 (incorporated by reference to the copy thereof submitted as Exhibit 6.16 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.17	Art Purchase Agreement for Series 441 (incorporated by reference to the copy thereof submitted as Exhibit 6.17 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.18	Art Purchase Agreement for Series 445 (incorporated by reference to the copy thereof submitted as Exhibit 6.18 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.19	Art Purchase Agreement for Series 449 (incorporated by reference to the copy thereof submitted as Exhibit 6.19 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.20	Art Purchase Agreement for Series 452 (incorporated by reference to the copy thereof submitted as Exhibit 6.20 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.21	Art Purchase Agreement for Series 456 (incorporated by reference to the copy thereof submitted as Exhibit 6.21 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.22	Art Purchase Agreement for Series 465 (incorporated by reference to the copy thereof submitted as Exhibit 6.22 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.23	Art Purchase Agreement for Series 475 (incorporated by reference to the copy thereof submitted as Exhibit 6.23 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.24	Art Purchase Agreement for Series 478 (incorporated by reference to the copy thereof submitted as Exhibit 6.24 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.25	Art Purchase Agreement for Series 479 (incorporated by reference to the copy thereof submitted as Exhibit 6.25 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.26	Art Purchase Agreement for Series 481 (incorporated by reference to the copy thereof submitted as Exhibit 6.26 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.27	Art Purchase Agreement for Series 483 (incorporated by reference to the copy thereof submitted as Exhibit 6.27 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.28	Art Purchase Agreement for Series 485 (incorporated by reference to the copy thereof submitted as Exhibit 6.28 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.29	Art Purchase Agreement for Series 476 (incorporated by reference to the copy thereof submitted as Exhibit 6.29 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.30	Art Purchase Agreement for Series 491 (incorporated by reference to the copy thereof submitted as Exhibit 6.30 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.31	Art Purchase Agreement for Series 501 (incorporated by reference to the copy thereof submitted as Exhibit 6.31 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.32	Art Purchase Agreement for Series 507 (incorporated by reference to the copy thereof submitted as Exhibit 6.32 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.33	Art Purchase Agreement for Series 525 (incorporated by reference to the copy thereof submitted as Exhibit 6.33 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.34	Art Purchase Agreement for Series 533 (incorporated by reference to the copy thereof submitted as Exhibit 6.34 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.35	Art Purchase Agreement for Series 534 (incorporated by reference to the copy thereof submitted as Exhibit 6.35 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.36	Art Purchase Agreement for Series 537 (incorporated by reference to the copy thereof submitted as Exhibit 6.36 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.37	Art Purchase Agreement for Series 541 (incorporated by reference to the copy thereof submitted as Exhibit 6.37 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.38	Art Purchase Agreement for Series 547 (incorporated by reference to the copy thereof submitted as Exhibit 6.38 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.39	Art Purchase Agreement for Series 549 (incorporated by reference to the copy thereof submitted as Exhibit 6.39 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*
6.40	Art Purchase Agreement for Series 551 (incorporated by reference to the copy thereof submitted as Exhibit 6.40 to the Company’s Post-Qualification Amendment No. 2 to Form 1-A filed on August 4, 2026).*

* Filed Previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 5, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott W. Lynn	Chief Executive Officer	September 23, 2026
Scott W. Lynn	(Principal Executive Officer)

/s/ Scott W. Lynn	Chief Financial Officer (Principal Financial Officer	September 23, 2026
Scott W. Lynn	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 23, 2026
Joshua B. Goldstein

7